Mail Stop 6010

April 3, 2007

Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road, The Grand Pavilion
Grand Cayman, KY 1-1205
Cayman Islands

Re: Greenlight Capital Re. Ltd.
**   Amendment No. 1 to Form S-1 Registration Statement**
**   File No. 333-139993**

Dear Mr. Mitchell:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1.   We note the revisions you made in response to comment 3 in our previous letter. However, your document still contains a good deal of technical jargon that is not likely to be understood by your readers, so we think further revision is necessary. Here are some examples of language that needs to be revised:

- Casualty clash
- Periods of dislocation

Summary – page 1

Company Overview – page 1

2.   We have considered your response to comment 7. The revised disclosure does not clearly identify the ways in which your operations differ from those of a traditional reinsurance company. Please clearly, but briefly, outline all of the ways in which your company's operations differ from those of most reinsurance companies. This would include, but not be limited to, your investment strategy and the terms of your agreement with DME Advisors. You should present this information in one place under an appropriate subheading. The revised disclosure on pages 50-51 repeats the information presently included in the summary, but does not include the detailed information we requested in comment 7. It should also be revised to provide a more detailed discussion of these differences and their potential consequences, both positive and negative. The more detailed discussion should also contain an explanation of the basis for your belief that your operations will produce results superior to those of traditional reinsurance companies.

3.   Please refer to the third bullet on page 1. It appears that you should also indicate that the risk "participation" you are referring to may be subject to regulatory scrutiny as described in the last full risk factor on page 19.

4.   Please expand the overview to disclose your combined ratio for 2006, as well as an explanation of what the combined ratio measures.

5.   We have considered your response to comment 8. Your disclosure does not explain how your arrangement with DME advisors differs from that normally found between a reinsurance company and its investment advisors. Please revise the disclosure as we previously requested.

6.   Please refer to your response to comment 11. Please include the information regarding the number of outstanding contracts you have entered into in the "overview" section along with your other financial information and update it through the first quarter of 2008. In addition to the aggregate premiums written, please disclose the range of the size of the agreements from smallest to largest. In this regard, we note that disclosure on page 53 indicates that a single agreement with First Protective Insurance Company is

responsible for $58.1, or 78.3% of your premiums written in 2006. We also note that disclosure on page 52 indicates that approximately 78.3% of the premiums written involved homeowners' coverage and 13.3% involved property catastrophe and 5.9% involved casualty clash. You should also disclose this in your summary disclosure along with the fact that 87% of your gross premiums were written in the U.S. Please also disclose the duration of your agreements and indicate whether any of them have been renewed or terminated.

7.   Please tell us, by state, where the homes covered by your reinsurance are located and what the maximum amount of your exposure in each of these states is.   This information should also be disclosed in the "Business" section.

Our Competitive Strengths – page 3

8.   Your response to comment 13 does not address the issue we raised. The "Summary" disclosure should summarize the detailed information in the "Business" section. Please revise the "Business" section to include a detailed discussion of your competitive strengths and your strategy.   The information you include in the "Summary" section should be less detailed than the discussion in the "Business" section.

9.   We have considered your response to comment 14. We do not think your current presentation is balanced. For example, in some bullets, such as the last one under "Competitive Strengths," you include the downside of your strength, while in other cases the downside appears under a different heading several pages away. Please revise each bullet in this section to include the weaknesses, potential downside, etc. of the claimed strength and revise your heading to clarify that the discussion includes both strengths and weaknesses. Alternatively, include a separate discussion of your weakness that immediately follows the discussion of your strengths. Further, as we noted in comment 14, while you consider your non-traditional investment approach to be a strength of your business, the approach carries more risk than the traditional investment approach used by many insurance companies. A balanced discussion of this "strength" would address this. Please revise as we previously requested.

10.   In the second bullet you appear to be referring to the combined ratio as a short-term consideration. Since the combined ratio is measured over a fiscal year, it is unclear why you consider it to be a short term measure.   Also, since it is a measure of profitability, it is unclear why you don't believe it is a material measure of your financial results. Please revise the disclosure to explain.

11.   We note that one consequence of your lack of focus on traditional reinsurance metrics is that your results cannot be compared to those of other reinsurers. This would appear to be a weakness, or downside of your "strength" that should be identified and discussed.

12.   We note the revision you made to the third bullet in response to comment 17.   Please provide factual support for your claim that the returns on the Lehman U.S. Aggregate Bond Index "is representative of the investment portfolios of many of our contributors." If you are unable to do so, you should delete the claim.

13.   We have considered your response to comment 18. However, your revised disclosure does not address the impact of making equity investments in a rising equity market. Please revise it accordingly.

Our Strategy – page 4

14.   We note that you revised the third bullet to delete the phrase "relative to our risk exposure" rather than explaining how your operations and investing strategy are designed to manage your capital prudently. Please revise the bullet as we previously requested in comment 19.

15.   We note your response to comment 20 relating to the explanation as to why reinsurance companies traditionally invest in fixed-income investment strategies and the potential downside risk of your investment strategy. We are unable to locate your revisions on page 5. Please revise the disclosure as we previously requested.

Risk Factors – page 11

16.   We have considered your response to comment 30, but are unable to agree with your conclusion. While the agreements were entered into in the ordinary course of your business, it appears from the percentage of your revenues attributed to the agreements that you are substantially dependent on at least some of them. Please file the agreements as exhibits to the registration statement as we previously requested.

Established competitors with greater resources may make it difficult for us to effectively market our products or offer our products at a profit. – page 11

17.   We note the revisions you made in response to comment 40. Please clarify here and in the "Business" section, whether these are the dominant companies in your market and whether you have other competitors. Also clarify whether the named companies operate in specific sectors of the reinsurance market, or over the entire market. It is unclear from

the disclosure whether you consider yourself to be a niche company, or whether you see yourself as competing directly with the named companies.

Any suspension or revocation of our reinsurance license would materially impact our ability to do business and implement our business strategy. – page 18

18.   Please explain what "CIMA" is.

New Florida legislation could adversely affect the market for Florida-specific programs and, if replicated by other jurisdictions, could adversely affect the U.S. reinsurance market and our business. – page 20

19.   You say, in the next to last sentence of this new risk factor, that your revenues may be severely impacted. Please explain why. Are the homeowners policies you are reinsuring covering policies in Florida? Please explain, quantifying the disclosure as appropriate.

Provisions of our Articles may reallocate the voting power of our Class A Ordinary Shares and subject holders of Class A Ordinary Shares to SEC compliance. – page 26

20.   The revised risk factor does not appear to address the issue we raised in comment 61. Please revise the disclosure as we previously requested.

Capitalization, page 34

21.   We acknowledge your response to our previous comment 65 but are uncertain why you believe the disclosure of pro forma share information reflecting your initial public offering and associated private placement in your "as adjusted for …" column is irrelevant. Please revise your share capital presentation and footnote two disclosures to clearly disclose the shares of each class of common stock authorized and issued for your "as adjusted for…" column in addition to the information disclosed for your historical column.

Leonard Goldberg
Greenlight Capital Re, Ltd.
April 3, 2007
Page 6

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 40

22.   We acknowledge your response to our previous comment 68. Although you represent
       that you have revised your disclosure to comply with our previous comment, it is unclear
       how your revisions for the issues identified below address our concerns. Please revise
       your document to address the following items or explain to us specifically how your
       current revised disclosure addresses each item:
       a. It is unclear what process you perform to determine the accuracy and completeness of
           the information received from your cedants from previous comment 68.a.5.
       b. It is unclear how you validate your existing reserves or how you identify unusual
           trends in the information received from your cedants considering your recent start of
           underwriting operations from previous comment 68.a.7. Please clarify how you are
           able to estimate your reserves with little or no loss development experience of your
           own.
       c. Although you indicate that you may utilize some or all of the actuarial methods you
           identify it is unclear how you apply each of these methods and how you accumulate
           your total reserves utilizing these methods from previous comment 68.c.2. In this
           regard, it is unclear whether you use multiple methods for each of your reinsurance
           contracts or whether you use these methods as checks and balances or whether you
           calculate point estimates or ranges for your reserves.
       d. It is unclear whether you have adjusted your reserves from the amounts determined
           by your actuaries as requested in previous comment 68.d. In your response to
           comment 68.d.2 you represent that you would disclose in future filings any
           adjustment or reversal to your actuaries reserve calculations, but it is unclear from
           your response to comment 68.d.1 whether you have adjusted your December 31, 2006
           actuaries' reserves in any fashion.

23.   In the first paragraph on page 42, you disclose your intent to have an independent actuary
       review your reserves annually. Please revise your disclosure to clarify whether an
       independent actuary has reviewed your December 31, 2006 reserves, and if so, whether
       the actuary believe your reserves are reasonable.

Business – page 50
Alignment of Company and Client's Interests, page 54

24.   We acknowledge your response to our previous comment 99. Please address the
        following additional comments:

        a. Please revise your disclosure to clarify whether subsequent adjustment to your loss
            reserves for these contracts will result in corresponding adjustments to your profit
            commissions or other participating features. In this regard, for example, if you
            experience unfavorable development on an individual contract in the future, please
            disclose whether you would be able to recover some of the profit commission paid or
            accrued to the cedant.
        b. The sentences you added indicating that you have not yet built up your loss reserves
            and that your 2006 losses are very small due to the start up nature of your
            underwriting operations may be read to indicate that you may have under accrued
            your loss reserves. It is unclear why the start-up nature of your underwriting
            operations would impact the frequency and severity of the claims underlying your
            reinsurance contracts. It is also unclear why your loss reserves would need to be built
            up to cover actual incurred losses. Please revise your disclosure to clarify. If you
            believe it is reasonably likely that your actual experience on your loss reserves could
            be higher than your accrued amount, please revise your critical accounting policy
            disclosure in MD&A to disclose the reasonably likely increase and any resulting
            impact on your profit commission accrual.

Advisory Agreement – page 57

25.   Please provide us with a hypothetical example showing how the reduced incentive fee
        works. We may have additional comments after reviewing your response.

Experts, page 113

26.   We acknowledge your response to our previous comments 87 and 89. Item 304(a)(1)(i)
        of Regulations S-K specifically requires a statement regarding whether the auditor
        resigned, declined to stand for re-election or was dismissed. It appears from Exhibit 16.1
        that KPMG LLP believes that they were dismissed. Please revise your disclosure
        accordingly or explain to us why KPMG believes they were dismissed when you indicate
        that you mutually agreed to terminate the relationship. Please ensure that KPMG
        provides an updated letter that covers any disclosure changes you make.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Acquisition Costs, page F-8

27.   We acknowledge your response to our previous comment 98 and your revised
        classification of profit commissions as acquisition costs. Please revise your disclosure to
        clarify whether you include these profit commissions in your deferred acquisition costs.
        If so, please explain to us your rationale for deferring these costs and reference the
        authoritative literature you rely upon to support your position.

Financial Instruments, page F-8

28.   We acknowledge your response to our previous comment 91. Please revise your cash
        flow statements to reflect the cash flows from your securities for which exchange
        quotations are not readily available as investing activities or explain to us why such
        revision is not warranted. Please reference the authoritative literature you rely upon to
        support your position.

Note 5: Restricted Cash and Cash Equivalents, page F-14

29.   You disclose that you reclassified your cash flows related to restricted cash and cash
        equivalents from an investing activity to an operating activity to more appropriately
        reflect the underlying activities. Please explain to us why you believe these activities are
        operating activities under paragraphs 21 through 24 of SFAS 95. Please reference the
        authoritative literature you rely upon to support your position.

Note 7: Share Capital, page F-15

30.   We acknowledge your response to our previous comment 93 and are uncertain why you
        believe the requested disclosure would not be meaningful to investors. It appears at least
        reasonably likely that your earnings and enterprise value may experience more volatility
        than the select property and casualty reinsurers you used to determine your 30% volatility
        factor. Please revise your disclosure here and in critical accounting policies to clearly
        disclose the apparent differenced between your company and those in your sample and
        the potential impact on volatility and your estimate of fair value of options issued to
        consultants and employees. In this regard, you may be different from your sample

companies in that they may not be recent public companies with limited underwriting activity, they may not treat investment in debt and equity securities as trading securities and they may not be as heavily invested in equity securities. If you continue to believe that the requested disclosure is not meaningful to potential investors, please explain to us in detail why you do not believe it will be meaningful. In your response, at a minimum please provide the names of your sample companies, the volatility of each of those companies, the period over which you computed volatility for those companies, their IPO dates, their policies for investments in debt and equity securities, the amount of investments in equity securities and the percentage of those equity securities to total investments and total assets.

Note 10: Taxation, page F-18

31.   We acknowledge your response and revised disclosure in response to our previous comment 94. Consistent with your response letter, please revise your disclosure to clarify that the Cayman Islands does not currently impose a corporate income tax on any company. In addition please continue to disclose that you will not be subject to any tax for 20 years if such taxes are enacted in the future.

Segment Information, page F-10

32.   We acknowledge your response to our previous comment 97. The requirement of paragraph 37 of SFAS 131 to present information about products and services is an enterprise-wide disclosure that is independent of the requirement to present segment information based on the information provided to the chief operating decision maker. As previously requested, please provide the disclosure of your premium revenues by major product line.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638. if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

Cc: Kerry Bercham
        Akin Gump Strauss Hauer & Feld LLP
        590 Madison Ave.
        New York, NY 10022